[PVPL LETTERHEAD]
February 2, 2007
VIA EDGAR AND FEDERAL EXPRESS
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Professional Veterinary Products, Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 3, 2007
File No. 333-138982
Dear Mr. Owings:
     In response to Securities and Exchange Commission’s comment letter dated January 18, 2007, Professional Veterinary Products, Ltd. (the “Company”) has prepared the following responses:
Subscription to Company Stock, page 47
1.	We note your response to comment 3 in our letter dated December 14, 2006. Please disclose in your document that the directors and officers will comply with Rule 3a4-1 under the Securities Exchange Act of 1934 in connection with their offering of the stock.
     RESPONSE: The Company will revise its Registration Statement to incorporate the Commission’s comment and will disclose the following in Amendment No. 2 to its Registration Statement:
The Company has not and does not intend on engaging any underwriter or broker-dealer in connection with this offering and will not pay any commissions or any other compensation or remuneration to any underwriter, broker-dealer, finder or any other person, including the Company’s officers, directors or employees, in connection with this offering. The Company plans to offer the shares directly to prospective investors through certain officers of the Company. Each director and officer offering or selling securities in

Mr. H. Christopher Owings
February 2, 2007

connection with this offering intends to comply with Rule 3a4-1 of the Securities Exchange Act of 1934 and is not considered a broker or underwriter for purposes of the Securities Act. In this regard, the Company currently expects that any associated person participating in the sale of securities in this offering on its behalf will rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Securities Exchange Act.
Exhibit 5
2	We note your responses to comments 4 through 7 in our letter dated December 14, 2006. Please file your revised legality opinion with your next amendment.
     RESPONSE: The Company will file a revised legal opinion in its next amendment as requested by the Commission.
     In addition to the changes reflected above, we included cross-references to additional exhibits filed on a Form 8-K subsequent to the date the Company filed Amendment No. 1 to the Registration Statement.
     In connection with responding to the comments, the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact Rick Putnam at (402) 636-8285 if you have any additional questions.

Respectfully Submitted,
/s/ Dr. Lionel L. Reilly
Lionel L. Reilly, D.V.M.
Chief Executive Officer and President

cc: Richard E. Putnam, Esq.